UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒       Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-7933

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon plc
8 Devonshire Square
London EC2M 4PL

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ MICHAEL NELLER
Michael Neller

Date:
June 28, 2013

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2012 and 2011

With Report of Independent Registered Public Accounting Firm

Employer Plan Identification #36-3051915

Plan #020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm
The Retirement Plan Governance and Investment Committee
Aon Savings Plan
We have audited the accompanying statements of net assets available for benefits of Aon Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Aon Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 28, 2013

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Net Assets Available for Benefits

(in thousands)

	December 31
	2012	2011
Assets

Investments, at Fair Value:
Aon plc Class A Ordinary Shares	$156,119	$153,204
Brokerage Accounts - Other Common and Preferred Stocks and Mutual Funds	30,187	19,653
Other Investments, at Fair Value	3,550,667	1,535,653

Total Investments	3,736,973	1,708,510

Receivables:
Company Contributions	—	—
Participant Contributions	—	—
Pending Trade Sales	1,187	—
Accrued Interest and Dividends	1,080	—
Notes Receivable from Participants	52,800	19,327

Total Receivables	55,067	19,327

Liabilities:
Pending Trade Purchases	(613)	—
Accrued Expenses	(579)	—

Total Liabilities	(1,192)	—

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(9,455)	—
Net Assets Available for Benefits	$3,781,393	$1,727,837

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

(in thousands)

	December 31
	2012	2011
Additions

Net Investment Income:
Interest Income and Dividends	$16,407	$36,136
Aon plc Dividends	1,392	1,958

Total Net Investment Income	17,799	38,094

Interest Income on Notes Receivable from Participants	2,398	894

Contributions:
Company	111,651	52,925
Participants	156,055	77,914
Rollovers	13,191	6,279

Total Contributions	280,897	137,118

Total Additions	301,094	176,106

Deductions:

Benefit Payments	(253,254)	(171,207)
Management and Administrative Fees	(1,248)	(1,195)

Total Deductions	(254,502)	(172,402)

Net Appreciation (Depreciation) in Fair Value of Investments	435,785	(47,757)

Net Increase (Decrease) in Net Assets Available for Benefits	482,377	(44,053)

Net Assets Available for Benefits at Beginning of Year	1,727,837	1,771,890

Plan Merger	1,571,179	—

Net Assets Available for Benefits at End of Year	$3,781,393	$1,727,837

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2012

1.	Description of Plan
General

On April 2, 2012, Aon plc completed the reorganization of the corporate structure of the group of companies controlled by its predecessor, Aon Corporation, as holding company of the Aon group, pursuant to which Aon Corporation merged with one of its indirect, wholly owned subsidiaries and Aon plc became the publicly held parent company of the Aon group. This transaction is referred to as the Redomestication.

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (Aon or the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants in the Aon plc Class A Ordinary Shares ESOP Fund (the ESOP Fund) have the option to reinvest dividends in additional shares of Aon plc Class A Ordinary Shares in the Plan or receive dividends in cash. Participants are allowed to immediately diversify any Company-matching contributions allocated to the ESOP Fund.

The Hewitt Associates Retirement and Savings Plan (the Hewitt Plan) merged into the Plan effective the close of business on December 31, 2011. Participants in the Hewitt Plan commenced participation in the Plan on January 1, 2012. Accordingly, participant accounts of approximately $1.6 billion were transferred into the Plan in January 2012.

Effective January 1, 2012, the Plan changed trustees from State Street Bank and Trust Company to the Northern Trust Company (the Trustee). In addition, the plan changed record-keeper from ING to Aon Hewitt Associates.

The following description of the Plan provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of the Plan.

1.	Description of Plan (continued)
Eligibility and Participation

Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate. Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service and attaining the age of 21. Participants must complete one year of service to be eligible for Company-matching contributions.

Contributions

Participant – Participant contributions are made by means of regular payroll deductions. Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 25% of their compensation, as defined by the Plan. Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 12% of their compensation, as defined by the Plan. Effective January 1, 2012, all eligible employees may elect to contribute up to 50% of their compensation, as defined by the Plan.

Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $17,000 in 2012 and $16,500 in 2011. In addition to regular participant contributions, catch-up contributions of up to $5,500 for 2012 and 2011 were allowed for any participants who were age 50 or older during the Plan year.

New employees are automatically enrolled in the Plan at a 4% contribution rate after 30 days of service unless the election is waived. After participants have completed six months of service, their automatic enrollment contribution will increase by 1% each April until reaching 6%. Participants can change their deferral percentage or investment selections at any time after initial enrollment.

For automatic enrollment, contributions to Plan accounts are automatically invested in the applicable Target Retirement Portfolio. Target Retirement Portfolios are a premixed portfolio of investments based on the participant’s age. Target Retirement Portfolios are managed with the goal of providing investors with an optimal level of return and risk based on a target retirement date (for example, 2020, 2030, 2040 or 2050).

The Plan allows participants to make Roth 401(k) contributions to the Plan. Roth contributions are made on an after-tax basis, and participants would then owe no further tax on these contributions or their earnings.

Company – For 2012 and 2011, the Company contributed an amount equal to 100% of the first 6% of a participant’s compensation that a participant contributes to the Plan. These contributions are made concurrent with participant contributions. The Company may make a further discretionary contribution as determined by the Company’s Board of Directors. For 2012 and 2011, this discretionary contribution was $0.

The Aon Retirement Account is for employees hired after January 1, 2004, who are not eligible for participation in the Aon Pension Plan.

1.	Description of Plan (continued)

The Aon Retirement Account was funded entirely by Company contributions. No employee contributions were allowed. On February 4, 2009, the Company announced that the Aon Retirement Account portion of the Plan was being frozen with the effective date of December 31, 2008.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant. Additionally, a brokerage account is offered, whereby participants can invest their self-directed contributions in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their contributions plus actual earnings of the Plan. Participants become 100% vested in the employer contributions (including amounts in the Aon Retirement Account) after five years of Plan service, according to a graded vesting schedule. All contributions made after January 1, 2012, were 100% vested immediately.

Forfeitures

Forfeitures of $645 thousand for 2012 and $1.9 million for 2011 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump-sum payment equal to the participant’s vested balance. The participant may elect to receive this payment directly or to be rolled into another plan or IRA. Vested amounts of the ESOP may be received in cash or Aon plc Class A Ordinary Shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

1.	Description of Plan (continued)

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve-month period, and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the ESOP and Aon Retirement Account portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value, however, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan created the Stable Value Fund which includes investments in investment contracts through a collective trust, Guaranteed Investment Contracts (GICs) and Synthetic Investment Contracts (SICs). The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

The plan sponsor maintains proper oversight of the Plan through the Retirement Plan Governance and Investment Committee (RPGIC). The RPGIC is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.

2.	Significant Accounting Policies (continued)

In conformity with ASC 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the fair value hierarchy. See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Reporting of Investment Contracts

The Stable Value Fund invests in a benefit-responsive GIC with Metropolitan Life Insurance Company (MetLife). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MetLife is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. MetLife reviews the crediting interest rates on an annual basis for resetting.

The Plan also invests in SICs with IXIS Financial Products, Inc., MetLife and Prudential. SICs are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. SICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but it is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero.

2.	Significant Accounting Policies (continued)

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC does not permit MetLife to terminate the agreement prior to the scheduled maturity date. However, the SICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: (1) a breach of material obligation under the contract, (2) a material misrepresentation or (3) a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract value is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over

2.	Significant Accounting Policies (continued)

market value on the date of termination. If the SICs terminate due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain separate account contracts permit the Fund or the issuer to elect to terminate the contract, with the Fund having the right to elect to receive either market value, convert the contract to a GIC or make an amortization election. In addition, if the Fund defaults in its obligations under the separate account contract, the issuer may terminate, and the Fund will receive market value.

Average yield calculation

Year Ended December 31
Average yields for Stable Value Fund	2012

Based on actual earnings (1)	0.89%
Based on interest rate credited to participants (2)	1.43%

1)	Computed by dividing the annualized one-day actual earnings of the Fund on the last day of the plan year by the fair value of the investments of the Fund on the same date.

2)	Computed by dividing the annualized one-day earnings credited to participants in the Fund on the last day of the plan year by the fair value of the investments of the Fund on the same date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

2.	Significant Accounting Policies (continued)

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan, including expenses of the Trustee, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. The Company paid $670 thousand of Plan expenses in 2012 and $0 in 2011.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

3.	Fair Value Measurements (continued)
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.
Mutual funds, common stock and preferred stock: valued at quotes obtained from national securities exchanges.

Common collective trusts: valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These funds are primarily invested in publicly traded common stocks and bonds. Participant-directed and Plan redemptions have no restrictions.

Long-term bonds: valued generally at matrix-calculated prices that are obtained from various pricing services.

Guaranteed investment contracts and synthetic investment contracts: Fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SIGs is determined using the replacement cost approach, which is a discounting methodology that incorporates the difference between current market-level rates for contract-level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end (see “Reporting of Investment Contracts”).

3.	Fair Value Measurements (continued)
Investments at fair value as of December 31, 2012:

(in thousands)	Level 1	Level 2	Level 3	Total
Investments:
Common Collective Trust – Short Term Investment Fund	$17,209	$—	$—	$17,209
Long-Term Bonds	—	93	—	93
Common Collective Trust	—	223,692	—	223,692
Preferred Stock	—	151	—	151
Common Stock	172,245	—	—	172,245
Mutual Funds:
Common Stock/Equities	6,288	—	—	6,288
Foreign Stock	—	795,125	—	795,125
Large Cap Stocks	628,488	190,648	—	819,136
Large Cap Stocks-Foreign	115,864	—	—	115,864
Mid/Small Cap Stocks	215,034	374,318	—	589,352
REITs	71,083	—	—	71,083
Intermediate-Term Bonds	477	—	—	477
Fund of Funds	24,876	—	—	24,876
Fixed Income	23	335,939	—	335,962
Commodity Index	—	27,834	—	27,834
Guaranteed Investment Contract	—	—	13,083	13,083
Synthetic Investment Contracts	—	524,503	—	524,503
Total Investments at Fair Value	$1,251,587	$2,472,303	$13,083	$3,736,973

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 Assets for the year ended December 31, 2012.

Level 3 GIC
Balance at January 1, 2012	$12,984
Interest Earned	99
Balance at December 31, 2012	$13,083

3.	Fair Value Measurements (continued)
Investments at fair value as of December 31, 2011:

(in thousands)	Level 1	Level 2	Level 3	Total
Investments:
Long-Term Bonds	$—	$41	$—	$41
Preferred Stock	138	—	—	138
Common Stock	161,810	—	—	161,810
Mutual Funds:
Short-Term Fund	246,860	—	—	246,860
Large Cap Stocks	627,449	—	—	627,449
Large Cap Stocks-Foreign	172,127	—	—	172,127
Mid/Small Cap Stocks	58,865	—	—	58,865
Small Cap Stocks	49,027	—	—	49,027
REITs	65,056	—	—	65,056
Intermediate-Term Bonds	319,656	—	—	319,656
Fund of Funds	7,481	—	—	7,481
Total Investments at Fair Value	$1,708,469	$41	$—	$1,708,510

4.	Investments
During 2012 and 2011, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

	December 31
	2012		2011
	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Investments, at Fair Value:
Aon plc Class A Ordinary Shares	$156,119	$27,016	$153,204	$3,903
Brokerage Accounts	30,187	1,961	19,653	(1,511)
Ned Davis Fund – Common Stocks	—	—	—	3,983
Investments in Mutual Funds:
BlackRock Liquidity Funds Fed Fund	—	—	242,791	—
Dwight Funds – Fund of Funds	437,656	52,444	—	—
Vanguard Large Company Index Fund	540,493	76,799	—	—
Capital Research Europacific Foreign Fund	281,865	49,300	—	—
Vanguard All Foreign Index Fund	97,177	8,672	—	—
Dimensional Fund Advisors Emerging Market Fund	115,786	17,906	—	—
Vanguard REIT Index Fund	—	—	65,056	2,978
Vanguard Capital Opportunities Fund	77,959	12,206	74,412	(8,954)
Wells Fargo Small Cap Value Fund	43,871	5,193	49,027	(4,796)
PIMCO Total Return Fund	—	—	193,077	177
Wellington Small Cap Opportunities Fund	—	—	—	3,990
American Euro-Pacific Growth Fund	—	—	159,261	(27,660)
PIMCO All Asset Fund	24,975	1,115	7,481	(506)
Vanguard Institutional Index Fund	—	—	301,105	(17,702)
Vanguard Extended Market Fund	171,575	20,496	58,865	(6,494)
Vanguard FTSE All World Fund	—	—	12,866	(2,486)
Vanguard Admiral Intermediate-Term Treasury Fund	—	—	126,579	3,272
Investments Separately Managed:
PIMCO Diversified Bond	256,909	19,336	—	—
Dodge & Cox Stock Fund	357,146	60,950	155,971	(9,364)
Dwight Stable Fund	538,831	6,960	—	—
T. Rowe Price Growth Stock Fund	201,303	14,984	89,162	(909)
Morgan Stanley Global Real Estate Fund	71,203	32,686	—	—
Westfield Small Cap Fund	112,321	18,503	—	—
Common Collective Trust:
Short-Term Investment Fund	—	1,157	—	—
Blackrock US Bond Index Fund	221,597	8,101	—	—
Investments in Collective Trusts:
State Street Global Advisors S&P 500 Strategy Fund	—	—	—	14,322
Total	$3,736,973	$435,785	$1,708,510	$(47,757)

4.	Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows (in thousands):

	December 31
	2012	2011
Aon plc Class A Ordinary Shares	$—	$153,204
Investments in Mutual Funds:
BlackRock Liquidity Funds Fed Fund	—	242,791
Dwight Funds – Fund of Mutual Funds	437,656	—
Vanguard Large Company Index Fund	540,493	—
Capital Research Europacific Foreign Fund	281,865	—
American Funds Euro-Pacific Growth Fund	—	159,261
Vanguard Institutional Index Fund	—	301,105
Vanguard Admiral Intermediate Term Treasury Fund	—	126,579
PIMCO Total Return Fund	—	193,077
Investments Separately Managed:
PIMCO Diversified Bond	256,909	—
Dodge & Cox Stock Fund	357,146	155,971
Dwight Stable Value Fund	538,831	—
T. Rowe Price Growth Stock Fund	201,303	89,162
Common Collective Trust:
Blackrock US bond Index Fund	221,597	—

5.	Income Taxes
The Plan has received a determination letter from the IRS dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Related Party Transactions
The Plan invests in the Class A Ordinary Shares of the Company and during 2012 and 2011, the Plan held investments managed by the Trustee (both current and prior). These transactions qualify as party-in-interest transactions; however, they are exempt from prohibited transaction rules under ERISA.

8.	Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31 (in thousands):

	December 31, 2012	December 31, 2011

Net assets available for benefits per the financial statements	$3,781,393	$1,727,837
Add Plan merger	—	1,571,179
Add adjustment from contract value to fair value for fully benefit-responsive GICs held in the collective trust fund and SICs	9,455	—
Net assets available for benefits per the Form 5500	$3,790,848	$3,299,016
9. Other
During 2011, the Plan Sponsor identified certain plan assets that had not been deposited into the trust on a timely basis. Through December 31, 2011, common shares with a fair value of $58 thousand of dividends and $10 thousand of lost earnings have been deposited into the Trust by the Company. Through December 31, 2012, an additional $7 thousand of dividends and lost earnings have been deposited into the Trust by the Company. No additional amounts are owed to the Trust. This transaction has been reported in the accompanying supplemental schedule G, Schedule of Nonexempt Transactions.

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule G - Schedule of Nonexempt Transactions
For the year ended December 31, 2012
(in thousands)

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-interest	Description of Transaction	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset	Net Gain or (Loss)
Aon	Employer	Securities and dividends of the Plan that were held on company books	$—	$—	$—	$—	$—	$58	$17

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

Current Value
Identity of Issuer	(thousands)
Aon plc Class A Ordinary Shares ESOP Fund
Aon plc
Class A Ordinary Shares, $0.01 par*	$156,119

Stable Value Fund
Short Term Investments:
Treasury Money Market Fund	24,370

Synthetic Insurance Wrappers:
Metropolitan Life Contract # Gac-32632 Rate 1.2100%	180,328

Common Collective Trusts:
Dwight 2012 Term Fund	11,734
Dwight 2013 Term Fund	47,496
Dwight 2014 Term Fund	48,095
Dwight 2015 Term Fund	52,831
Dwight 2016 Term Fund	79,840
Dwight Intermediate Core Plus Fund	81,054

Insurance Contract:
Gic Met Live Contract# 31833 Rate 5.70& Mat 10/15/2013	13,083

Mutual Funds:
Dwight Funds - Fund of Mutual Funds	437,656
PIMCO All Asset Fund	24,975
Vanguard Large Company Index Fund	540,493
Vanguard Capital Opportunity Fund	77,959
Wells Fargo Advantage Small Cap Fund	43,871
Capital Research Europacific Foreign Fund	281,865
Vanguard All Foreign Index Fund	97,177
Dimensional Fund Advisors Emerging Market Fund	115,786
Vanguard Extended Market Fund	171,575

Separately Managed
Dodge & Cox Common Stock Fund:
Adr Nokia Corp Sponsored Adr	1,370
Sanofi Sponsored Adr	11,449
Adr Panasonic Corp Adr	1,741
Adr Sony Corp Amern Sh New	701
Adr Aegon N V Ny Registry Shs	3,233
Konninklijke Philips N.V	2,481
Adr Credit Suisse Group Sponsored Adr Isin Us2254011081	293
Adr Novartis Ag	9,160
Adr Roche Hldg Ltd Sponsored Adr Isin #Us771195104	8,226
Adr Glaxosmithkline Plc Sponsored Adr	9,426
Adr Hsbc Hldgs Plc Sponsored Adr New	2,448

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
(continued)

Current Value
Identity of Issuer	(thousands)
Adr Unilever Plc Sponsored Adr New	2,145
Adr Vodafone Group Plc New Sponsored Adr	3,258
Adobe Sys Inc Com	3,941
Adt Corp Com	1,154
Amdocs Ord Gbp 0.01	1,870
Aol Inc Com Stk	1,357
Baker Hughes Inc Com	5,432
Bank New York Mellon Corp Com Stk	8,031
Bank Of America Corp	7,463
Bb&T Corp Com	3,173
Bmc Software Inc Com Stk	2,637
Boston Scientific Corp Com	2,816
Cadence Design Sys Inc Com	1,448
Cap 1 Fncl Com	14,239
Carmax Inc Com	1,892
Celanese Corp Del Com Ser A Stk	3,776
Chevron Corp Com	3,518
Cigna Corporation	1,753
Comcast Corp New-Cl A	13,967
Computer Sci Corp Com	2,487
Compuware Corp Com	1,162
Corning Inc Com	2,302
Dell Inc Com Stk	1,400
Dish Network Corp Cl A Com Stk	2,111
Domtar Corp Com New Com New	456
Dow Chemical Co Com	5,122
Ebay Inc Com Usd 0.001	4,908
Fedex Corp Com	8,567
General Electric Co	11,043
Genworth Finl Inc Com Cl A	1,267
Goldman Sachs Group Inc Com	7,870
Google Inc Cl A	3,547
Hewlett Packard Co Com	8,642
Jpmorgan Chase & Co Com	3,232
Legg Mason Inc Com	231
Liberty Global Inc Com Ser A	466
Liberty Global Inc Com Ser C	552
Liberty Interactive Corp Interactive Comser A	2,794
Maxim Integrated Prods Inc Com	2,749
Mcgraw Hill Financial Inc	2,056
Medtronic Inc Com	2,063
Merck & Co Inc New Com	11,633
Metlife Inc Com	2,764
Microsoft Corp Com	9,339
Molex Inc Cl A	1,799
Molex Inc Com	353
N V R Inc Com	920

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
(continued)

Current Value
Identity of Issuer	(thousands)
Netapp Inc Com Stk	4,398
News Corp Cl A Com	8,201
Occidental Petroleum Corp	6,205
Penney J.C Co Inc Com	1,947
Pfizer Inc Com	9,443
Pitney Bowes Inc Com	97
Schlumberger Ltd Com	8,049
Schwab Charles Corp Com New	7,246
Sprint Nextel Corp	10,301
Sun Tr Banks Inc Com	2,634
Symantec Corp Com	5,340
Synopsys Inc Com	3,391
Te Connectivity Ltd	4,348
Time Warner Cable Inc Com	7,026
Time Warner Inc Usd 0.01	10,669
Tyco International Ltd(Switzerland) Com Usd 0.80	1,452
Vulcan Materials Co Com	3,113
Wal-Mart Stores Inc Com	5,281
Wells Fargo & Co New Com Stk	13,179
Xerox Corp Com	3,970
Mfb Ni Treasury Money Market Fund - Sweep	4,623

PIMCO Diversified Bond:
Aon Intermediate Bond Unit B	256,909

T. Rowe Price Growth Stock Fund:
Anheuser-Busch Inbev Nv	830
Valeant Pharmaceuticals International Inc Common Stock	1,315
Tencent Holdings Ltd	598
Adr Baidu Inc Sponsored Adr	1,123
Novo-Nordisk As Dkk1 Ser'b'	1,191
Pernod Ricard Npv Eur 1.55	664
Prada Spa Com Eur0.10	874
Samsung Electronic Gdr Rep 1/2 Ord Reg's/144a	929
Nestle Sa Chf 0.10 (Regd)	921
Carnival Plc Ord Usd1.66	996
Accenture Plc Shs Cl A New	2,148
Akamai Technologies Inc Com Stk	961
Alexion Pharmaceuticals Inc Com	1,351
Allergan Inc Com	816
Alliance Data Sys Corp Com	709
Amazon Com Inc Com	8,790
American Express Co	2,523
American Tower Corp	4,636
Apple Inc Com Stk	18,497
Autodesk Inc Com	633
Autozone Inc Com	1,808

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
(continued)

Current Value
Identity of Issuer	(thousands)
Babcock & Wilcox Co New Com Stk	519
Baxter Intl Inc Com	1,013
Biogen Idec Inc Com Stk	1,863
Boeing Co Com	1,371
Broadcom Corp Cl A	1,295
Carmax Inc Com	1,216
Catamaran Corp	933
Celgene Corp Com	756
Charter Communications Inc Del Cl A New	457
Chipotle Mexican Grill Inc Com Stk	1,696
Coca Cola Co Com	1,193
Cognizant Tech Solutions Corp Cl A	518
Colgate - Palmolive Co Com	993
Costco Wholesale Corp New Com	1,620
Covidien Plc Usd 0.20 (Post-Consldtn)	225
Crown Castle Intl Corp Com Stk	6,119
Cvs Caremark Corp Com Stk	1,852
D R Horton Inc Com	969
Danaher Corp Com	4,919
Deere & Co Com	851
Dollar Tree Inc Com Stk	568
Ebay Inc Com Usd 0.001	4,775
Ecolab Inc Com	1,337
Edwards Lifesciences Corp Com	1,064
Emc Corp Com	1,341
Eog Resources Inc Com	1,739
Eqt Corp Com	330
Express Scripts Hldg Co Com	848
Fastenal Co Com	2,727
Fedex Corp Com	991
Fiserv Inc Com	545
Fmc Technologies Inc Com	1,238
Fossil Inc Com	1,220
Frkln Res Inc Com	1,898
Gilead Sciences Inc	1,807
Google Inc Cl A Cl A	10,002
Grainger W W Inc Com	668
Harley Davidson Com Usd0.01	742
Home Depot Inc Com	2,313
Hunt J B Trans Svcs Inc Com	961
Ihs Inc Com Cl A Com Cl A	710
Intercontinentalexchange Inc Com	582
Invesco Ltd Com Stk Usd0.10	1,508
Juniper Networks Inc Com	1,615
Ks Cy Southn	1,670
Las Vegas Sands Corp Com Stk	1,694
Lennar Corp Cl A Cl A	1,106

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
(continued)

Current Value
Identity of Issuer	(thousands)
Linkedin Corp Cl A	1,424
Lowes Cos Inc Com	725
Marriott Intl Inc New Com Stk Cl A	850
Mastercard Inc Cl A	6,239
Mckesson Corp	2,448
Mgm Resorts International Com	197
Monster Beverage Corp Com	756
Nike Inc Cl B	1,094
Nuance Communications Inc Com	583
Occidental Petroleum Corp	375
Onyx Pharmaceuticals Inc Del Com	468
Philip Morris Intl Com Stk Npv	1,056
Pioneer Nat Res Co Com Stk	640
Praxair Inc Com	3,513
Precision Castparts Corp Com	3,675
Priceline Com Inc Com New Stk	4,783
Pvh Corp Com Usd 1	500
Qualcomm Inc Com	5,241
Rackspace Hosting Inc Com Stk	1,084
Ralph Lauren Corp Cl A Cl A	630
Range Res Corp Com	1,558
Red Hat Inc Com	1,266
Regeneron Pharmaceuticals Inc Com	924
Roper Inds Inc New Com	1,828
Ross Stores Inc Com	991
Salesforce Com Inc Com Stk	2,320
Schlumberger Ltd Com Com	1,440
Sherwin-Williams Co Com	2,061
Starbucks Corp Com	2,472
Starwood Hotels & Resorts Worldwide Inc Com Stk	1,474
Stryker Corp	931
Tractor Supply Co Com	371
Trimble Nav Ltd Com	1,088
Tripadvisor Inc Com Com Stk	579
Union Pac Corp Com	2,086
United Contl Hldgs Inc Com Stk	510
United Parcel Svc Inc Cl B	1,718
Unitedhealth Group Inc Com	1,204
Us Bancorp	723
Visa Inc Com Cl A Stk	4,335
Walt Disney Co	1,339
Whole Foods Mkt Inc Com	1,014
Williams Co Inc Com	1,293
Yum Brands Inc Com	445
Pvtpl Twitter Inc Ser F	17
Twitter Inc Com Stk	93
Twitter Inc Pfd Ser C	25

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
(continued)

Current Value
Identity of Issuer	(thousands)
Pending Foreign Exchange Transactions	2,227

Morgan Stanley Global Real Estate Fund:
Cfs Retails Property Trust Group	346
Cmnwlth Prop Offic Units Npv	208
Atrium Eurp R/Est Npv (Regd)	99
Conwert Immobilien Npv	15
Befimmo Sca Npv Sicafi	26
Cofinimmo Sa Npv	39
Iguatemi Emp Shopp Com Npv	160
Pdg Realty Sa Empr Com Npv	116
1st Cap Realty Inc Com Npv	54
Boardwalk R/Est In Trust Units	400
Brookfield Canada Office Properties Trust Units	104
Calloway Real Estate Investment Trust Units	127
Cdn Apartment Prop Trust Units	38
Crombie Real State Trust Units	84
Primaris Retail Invt Tr	49
Riocan Real Estate Trust Units Npv	746
Brookfield Office Properties Inc Com	512
Agile Property Hld Hkd 0.10	413
China Overseas Equity	133
China Resources Land Hkd 0.10	158
Guangzhou R&F Prop 'H'cny 0.25	100
Shimao Property Ho Hkd0.10	151
Country Garden Hld Hkd0.10	378
Citycon Oyj Npv	30
Sponda Oyj Npv	112
Unibail-Rodamco Se Eur 5	1,470
Altarea Reit	57
Fonciere Des Reit Eur	96
Gecina Eur 7.50	185
Icade Npv (Post-Merger)	202
Klepierre Eur 1.40	238
Mercialys Eur 1	222
Silic Eur 4	81
Tour Eiffel Eur 5.00	41
Alstria Office Rei Npv (Br)	151
Deutsche Euroshop Npv (Regd)	102
Gsw Immobilien Ag Npv (Br)	50
Prime Office Reit-Ag Npv	73
Hang Lung Properties Hkd 1	417
Henderson Land Development Hkd 2	564
Hysan Development Hkd 5	692
Kerry Properties Hkd 1	805
Link R/Est Invest Npv	570
New World Development Co Hkd 1	443

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
(continued)

Current Value
Identity of Issuer	(thousands)
Sino Land Co Hkd 1	583
Sun Hung Kai Prop Hkd 0.50	4,121
Swire Properties Ltd Hkd 1	494
Wharf(Hldgs) Hkd 1	547
Hongkong Land Hld Ord Usd 0.10 (Singapore Reg)	1,936
Beni Stabili Spa Eur 0.1	118
Activia Properties Inc Com	25
Glp J-Reit Reit	191
Japan Logistics Fd Reit	9
Japan Real Estate Investment Co	462
Japan Retail Fund Reit	28
Mitsubishi Estate Co Ltd	2,679
Mitsui Fudosan Co Ltd Npv	1,983
Nippon Building Fd Reit	367
Ntt Urban Developm Npv	61
Sumitomo Realty & Development Npv	1,580
Tokyo Tatemono Co Npv	46
United Urban Inves Reit	45
Corio Nv Eur 10	233
Eurocommercial Eur 0.50	108
Vastned Retail Eur 5	41
Wereldhave Nv Eur 10	42
Norwegian Property Nok 0.5	113
Capitacommercial Npv (Reit)	175
Capitaland Ltd Npv	736
Capitamall Trust Npv (Reit)	209
Capitamalls Asia L Npv	148
City Developments Ltd	179
Global Logistic Pr Npv	414
Keppel Land Ltd Npv	73
Mapletree Commercial Trust	85
Religare Health Trust	57
Suntec Real Estate Investment Trust Reit	159
Uol Group Limited Sgd 1	161
Atrium Ljungberg Ser'b'npv	101
Castellum Ab Npv	154
Hufvudstaden Ab Ser'a'npv	283
Mobimo Hldg Ag Chf 38 (Regd)	60
Psp Swiss Property Chf 0.10 (Regd)	542
Swiss Prime Site Chf1 8.80 (Regd)	153
Big Yellow Group (Placing) Ord Gbp 0.10	88
British Land Co Ord Gbp 0.25	633
Capital & Counties Properties	126
Capital & Regional Ord Gbp 0.01	84
Derwent London Ord Gbp 0.05	201
Grainger Plc Ord Gbp 0.05	121
Great Portland Estates Ord Gbp 0.125	209

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
(continued)

Current Value
Identity of Issuer	(thousands)
Hammerson Ord Gbp 0.25	576
Intu Properties Plc Ord Gbp 0.50	218
Land Securities Gp Ord Gbp 0.10	820
Lxb Retail Props Common Stock W/I	245
Metric Property Investments Plc Ord Gbp 0.01 (Wi)	108
Quintain Est & Dev Ord Gbp 0.25	111
Safestore Hldgs Ord Gbp 0.01	187
Segro Plc Ord Gbp 0.10	180
Shaftesbury Ord Gbp 0.25	92
St.Modwen Props Ord Gbp 0.10	136
Unite Group Ord Gbp 0.25	190
Acadia Rlty Tr Com	165
Alexandria Real Estate Equities Inc Com	112
Apartment Invt & Mgmt Co Cl A	412
Ashford Hospitality Tr Inc Com Shs	121
Assisted Living Concepts Inc Nev New Cl A	101
Avalonbay Cmntys Reit	1,185
Bre Pptys Inc Com Cl A	296
Bstn Pptys Inc	1,425
Camden Ppty Tr Sh Ben Int	741
Corp Office Pptys Tr Com	35
Cousins Pptys Inc Com	322
Dct Indl Tr Inc Com	347
Digital Rlty Tr Inc Com	396
Duke Rlty Corp Com New Reit	258
Eqty Lifestyle Pptys Inc Reit	630
Eqty Resdntl Eff 5/15/02	2,908
Essex Ppty Tr Reit	124
Federal Rlty Invt Tr Sh Ben Int New	354
Forest Cy Enterprises Inc Cl A	1,159
General Growth Pptys Inc New Com	969
Hcp Inc Com Reit	1,718
Healthcare Rlty Tr	423
Host Hotels & Resorts Inc Reit	1,927
Hudson Pacific Properties Inc Com	189
Macerich Co Reit	721
Mack Cali Rlty Corp Com Reit	623
Prologis Inc Com	606
Ps Business Pks Inc Calif Com	138
Pub Storage Com	1,200
Regency Ctrs Corp Com	1,306
Retail Opportunity Invts Corp Com Stk	54
Senior Hsg Pptys Tr Sh Ben Int	713
Simon Property Group Inc Com	4,353
Sl Green Rlty Corp Com Stk	289
Sovran Self Storage Inc Com	55
Starwood Hotels & Resorts Worldwide Inc Com Stk	1,432

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
(continued)

Current Value
Identity of Issuer	(thousands)
Udr Inc Com Stk	249
Ventas Inc Reit	316
Vornado Rlty Tr Com	2,093
Winthrop Rlty Tr Sh Ben Int New	102
Centro Retail Aust Npv (Stapled Security)	306
Dexus Property Gp Npv (Stapled)	511
Goodman Group Npv (Stapled Units)	415
Gpt Group Npv (Stapled Securities)	663
Investa Office Fd Units Npv (Stapled)	97
Mirvac Group Stapled Securities	437
Stockland Npv (Stapled)	485
Westfield Group Npv Stapled Units	2,064
Westfield Retail T Units Npv (Stapled)	775

Westfield Small Cap Fund:
Aon Small Cap Unit D	112,321

Common Collective Trust:
Blackrock US Bond Index Fund	221,597

Brokerage Accounts:
Other Common and Preferred Stocks and Mutual Funds	30,187
3,736,973

Participant Loans* (4.25%)	52,800

Total Assets at Fair Value	$3,789,773

*Party-in-interest transaction not prohibited by ERISA.